                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      Crescent Real Estate Equities Company
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   225756 10 5
                                 (CUSIP Number)

                                 Melissa Parrish
                           777 Main Street, Suite 2250
                             Fort Worth, Texas 76102
                                 (817) 820-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               October 15, 2002***
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 13,744,220 shares, which constitutes approximately 12.4% of the 110,438,636 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume, pursuant to Rule 13d-1(j), that there are 103,787,698 shares of Stock outstanding immediately prior to the Exchange Transaction, as stated in the Issuer's much recent quarterly report on Form 10-Q.

1.       Name of Reporting Person:

                  Richard E. Rainwater

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a) / /

                                                                 (b) /X/

3.       SEC Use Only

4.       Source of Funds:  See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                     / /

6.       Citizenship or Place of Organization:       USA


                           7.    Sole Voting Power:        13,744,220 (1)(2)(3)
Number of
Shares
Beneficially               8.    Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.    Sole Dispositive Power:   13,744,220  (1)(2)(3)
Person
With
                           10.   Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  13,744,220  (1)(2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  See footnote 3.                                    /X/

13.      Percent of Class Represented by Amount in Row (11):  12.4% (4)

14.      Type of Reporting Person:  IN

----------

(1) Such shares of the Stock include (a) 1,099,538 shares owned directly by Mr. Rainwater, (b) 2,931,398 shares owned by The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1 dated March 10, 1995, Richard
         E. Rainwater, Successor Trustee to J. Randall Chappel, Successor Trustee to Richard E. Rainwater, Original Trustee (the "Trust"), (c) 12,346 shares owned by Rainwater, Inc., (d) 6,270,962 shares issuable to Office Towers LLC upon conversion of units of limited partnership of Crescent Real Estate Equities Limited Partnership ("Units") of which it is the record owner, (e) 3,380,470 shares issuable to Mr. Rainwater upon conversion of Units of which he is the record owner and (i) 49,506 shares issuable to Rainwater, Inc. upon conversion of Units of which it is the record owner. See Item 5 for a description of the relationships among the above-referenced entities and Mr. Rainwater.

(2) Mr. Rainwater is the sole trustee of the Trust and in that capacity exercises the power to vote and to dispose of all shares owned by the Trust. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trust.

(3) Such shares of the Stock exclude (a) 743,920 shares beneficially owned by Darla Moore, Mr. Rainwater's spouse, including 49,780 shares held by a general partnership of which Ms. Moore is a general partner and which represent her proportional interest in shares of the Issuer held by that general partnership and (b) 264 shares issuable to Ms. Moore upon conversion of Units. Also not included are shares beneficially owned by Mr. Rainwater's adult children and shares issuable to Mr. Rainwater's adult children upon conversion of Units. Pursuant to Rule 13d-4 of the Act, Mr. Rainwater disclaims beneficial ownership of all of such shares.

(4) Except as otherwise stated herein, all ownership percentages set forth herein assume, pursuant to Rule 13d-1(j) and Rule 13d-3(d)(1)(i) under the Act, that there are 110,438,636 shares of the Stock outstanding, taking into account (a) the 103,787,698 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to RER and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transaction described in Item 3.

1.       Name of Reporting Person:

         Office Towers LLC

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a) / /

                                                                 (b) /X/

3.       SEC Use Only

4.       Source of Funds:  See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                     / /

6.       Citizenship or Place of Organization:   Office Towers LLC is a limited
                                                 liability company organized
                                                 under the laws of the State of
                                                 Nevada

                           7.    Sole Voting Power:        6,270,962 (1)
Number of
Shares
Beneficially               8.    Shared Voting Power:      -0-
Owned By
Each
Reporting                  9.    Sole Dispositive Power:   6,270,962  (1)
Person
With
                           10.   Shared Dispositive Power: -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  6,270,962  (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     / /

13.      Percent of Class Represented by Amount in Row (11):  5.7% (2)

14.      Type of Reporting Person:  OO (3)

----------

(1) 6,270,962 shares issuable to Office Towers LLC upon conversion of units of limited partnership of Crescent Real Estate Equities Limited Partnership ("Units") of which it is the record owner. Office Towers LLC is owned is wholly owned by Richard E. Rainwater and Rainwater, Inc., and Rainwater, Inc. is wholly owned by Mr. Rainwater.

(2) Except as otherwise stated herein, all ownership percentages set forth herein assume, pursuant to Rule 13d-1(j) and Rule 13d-3(d)(1)(i) under the Act, that there are 110,438,636 shares of the Stock outstanding, taking into account (a) the 103,787,698 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to RER and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transaction described in Item 3.

(3) Office Towers LLC is a limited liability company organized under the laws of the State of Nevada.

         Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Richard E. Rainwater hereby amends and restates in its entirety his Schedule 13D Statement dated May 12, 1994, as amended by Amendment No. 1 dated March 8, 1995, Amendment No. 2 dated April 28, 1995 and Amendment No. 3 dated August 9, 1995 (the "Schedule 13D"), relating to the common stock, $0.01 par value (the "Stock"), of Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Issuer"). Rainwater, Inc., a Reporting Person on the Schedule 13D prior to this Amendment No. 4, shall no longer be considered a Reporting Person.

         The event which triggers the filing of this Amendment No. 4, and which has been previously reported on a Form 4 Statement of Change in Beneficial Ownership filed electronically with the SEC on October 17, 2002 (and available for review at the SEC's EDGAR website, accessible through www.sec.gov), is Mr. Rainwater's October 15, 2002 contribution of 3,050,000 shares of the Stock to Crescent Real Estate Equities Limited Partnership (the "Operating Partnership") in exchange for 1,525,000 units of limited partnership ("Units") of Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership and subsidiary of the Issuer (the "Operating Partnership"), which did not effect any change in Mr. Rainwater' beneficial ownership of the Stock but which allows Mr. Rainwater to acquire additional shares of the Stock in the future without exceeding the provision in the Issuer's charter that prohibits Mr. Rainwater and persons whose stockholdings are attributed to him from owning in the aggregate more than 9.5% of the issued and outstanding shares of the Stock (such transaction is sometimes called herein the "Exchange Transaction"). In addition, this Amendment No. 4 also updates generally the information set forth in the
Schedule 13D as previously amended to reflect as appropriate various immaterial changes that have occurred in such information (and to reflect other events that may be material, such as the Issuer's two-for-one Stock split effected in March, 1997, and its change of domicile from a Maryland corporation to a Texas real estate investment trust in December 1996, that are deemed to have amended such information automatically without the necessity of formal amendment) since August 9, 1995, the date of Amendment No. 3.

         This Amendment No. 4 is the first electronic amendment of a paper format Schedule 13D and, as such, the Schedule 13D is required to be restated in its entirety pursuant to Rule 13d-2(e) of Regulation 13D of the General Rules and Regulations under the Act. Amending and restating the Schedule 13D in its entirety also facilitates a clearer understanding of the current information that is required to be disclosed in the Schedule 13D.

         Accordingly, the Schedule 13D hereby is amended and restated in its entirety to read as follows:

Item 1. SECURITY AND ISSUER.

         This statement relates to Common Shares of Beneficial Interest, par value $0.01 per share (the "Stock"), of Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

Item 2. IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations under the Act, the undersigned Richard E. Rainwater ("RER") and Office Towers LLC ("OT") hereby file this Schedule 13D Statement.

         (b) - (c)

         RER's principal occupation or employment and business address are set forth below.

         OT is a limited liability company organized under the laws of the State of Nevada. The principal business address of OT is 639 Isbell Road, No. 390, Reno, Nevada 89509. The principal business of OT is the ownership, management and dealing with a limited partner's interest in the Operating Partnership and the associated Units representing such interest. The sole members and owners of OT are RER and Rainwater, Inc. Rainwater, Inc. is wholly owned by RER. OT is managed by its members and has no directors or managers.

         The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the members and controlling persons of OT, are set forth below:

                                                                       Name, Principal Business
Name and                                                               And Address of Organization
Business          Capacity in       Principal                          in which Principal Occupation
Address           which serves      Occupation                         Is Conducted
--------          ------------      ----------                         -----------------------------
Rainwater, Inc.   Member            See below                          See below

Richard E.        Member            Personal investment                Self-employed
Rainwater                           for own account                    777 Main Street
                                                                       Suite 2250
                                                                       Fort Worth, Texas 76102

         Rainwater, Inc. is a corporation organized under the laws of the State of Texas. The principal business address of Rainwater, Inc. is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business of Rainwater, Inc. is investments. Although RER is not the sole director of Rainwater, Inc., he owns all of the capital stock of Rainwater, Inc. and in that capacity may be considered to be the sole controlling person of Rainwater, Inc.

         (d) None of the entities or the individual identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or the individual identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) RER, who is the only individual identified in this Item 2, is a citizen of the United States of America.

         RER and OT are collectively sometimes called the "Reporting Persons."

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The following acquisitions have all been reported in the Schedule 13D as amended prior to this Amendment No. 4 or in Forms 4 Statements of Changes in Beneficial Ownership previously filed by the Reporting Person pursuant to
Section 16(a) of the Act. Such acquisitions are repeated here to satisfy the requirements of Rule 13d-2(e) regarding restating the entire text of Schedule 13D in the first electronic amendment to a paper format Schedule 13D and the requirement of Item 3 to provide specific information with respect to prior acquisitions of securities, not previously reported pursuant to Regulation 13D, where the inclusion of such information may be material to the disclosure required to be made in this Item 3.

         RER purchased 1,600,000 shares of the Stock for $20,000,000 ($12.50 per share) on May 5, 1994, in a private placement concurrently with the Issuer's initial public offering of 24,400,000 shares of the Stock at the same price per share. RER used personal funds for such purchase.

         In addition, on May 5, 1994, RER acquired indirect beneficial ownership through several entities (the "Initial Entity Holders") of an additional 1,234,784 shares of the Stock and 6,310,660 Units, convertible into 12,621,320 shares of the Stock, in exchange for his direct and indirect ownership interests in various real estate investment and operating businesses affiliated with him as described under the captions "Formation of the Company - Formation Transactions" on pages 66-67 and "Formation of the Company - Benefits to Related Parties" on page 69 of the

Issuer's Prospectus dated April 28, 1994, forming a part of the Issuer's Registration Statement on Form S-1 (the "Prospectus"), which pages are incorporated herein by reference and filed as Exhibit 1 hereto. In general, limited partners of the Operating Partnership own Units which are exchangeable, subject to certain limitations, on a two-for-one basis for shares of the Stock or cash equivalent to the market value of two shares of the Stock, at the Issuer's election.

         On April 11, 1995, CRUT No. 1, Inc., a Delaware corporation ("CRUT, Inc.") wholly owned by The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1 dated March 10, 1995, Richard E. Rainwater, Successor Trustee to
J. Randall Chappel, Successor Trustee to Richard E. Rainwater, Original Trustee (the "Trust"), purchased 1,097,014 Units (the "CRUT Units") for $30,853,518.75 ($28.125 per Unit) in a private placement concurrently with the Issuer's public offering of 10,350,000 shares of Stock at $14.0625 per share. The funds by CRUT, Inc. for such purchase were contributed to CRUT, Inc. by its sole stockholder, the Trust, which in turn had generated such funds from the sale of assets owned by and contributed to the Trust by its settlor, RER.

         On July 28, 1995, CRUT, Inc. acquired 2,194,028 shares of the Stock upon completion of an exchange of all 1,097,014 CRUT Units. Subsequently the Trust acquired all such shares on July 31, 1995, as a distribution in liquidation of CRUT, Inc.

         On December 26 and 27, 1995, Rainwater, Inc. and Rainwater Investor Partners, Ltd., entities owned by RER and two of the partners in RRCC Limited Partnership, one of the Initial Entity Holders, received an aggregate of 1,237,671 Units in partial liquidation of RRCC Limited Partnership. Also on December 27, 1995, Rainwater, Inc. and RER formed OT as its sole members and owners and contributed to OT an aggregate of 1,630,497 Units previously owned by them.

         On August 6, 1998, two of the Initial Entity Holders owned by RER - Tower Holdings, Inc. and 777 Main Street Corporation - that held Issuer securities were merged into Rainwater, Inc.

         In November 26, 1999, RER exercised in full a stock option, granted him in April 1994 in connection with the formation of the Issuer, to acquire 1,165,624 shares of the Stock at the exercise price of $12.50 per share, or an aggregate price of $14,570,300. He used personal funds to purchase the shares.

         In May, September and October 2000, the CRUT made $15,775,084 in open market purchases of an aggregate of 737,370 shares of the Stock. The CRUT used its working capital to purchase the shares.

         On December 28, 2001, two of the Initial Entity Holders owned by RER - Rainwater Rainam Investors and Rainwater Investor Partners - that held Issuer securities were merged into OT.

         On June 17, 2002, RER made open market purchases of 250,000 shares of the Stock at $18.80 per share, for an aggregate purchase price of $4,700,000. He used personal funds to purchase the shares.

         From August 12 through 15, 2002, RER made open market purchases of an aggregate of 1,000,000 shares of the Stock at prices ranging from $16.22 to $17.27, for an aggregate purchase price of $16,765,734. He used personal funds to purchase the shares.

         (As applicable, the numbers of shares of the Stock set forth above, and related price-per-share information, have been adjusted to reflect the Issuer's two-for-one split in the Stock that was effected in March, 1997.)

         (b) The following acquisition has been reported in a Form 4 Statement of Changes in Beneficial Ownership filed by RER pursuant to Section 16(a) of the Act.

         On October 15, 2002, RER, in a privately negotiated transaction with the Issuer (the "Exchange Transaction"), contributed 3,050,000 shares of the Stock which he owned directly and beneficially (the "Contributed Shares") to the Operating Partnership in exchange for half as many, or 1,525,000, Units (the "Received Units"); because each Received Unit is exchangeable, subject to the qualification set forth in the next sentence, for two shares of the Stock, subject to normal antidilution adjustments, or cash equivalent to the market value of two shares of the Stock, at the discretion of the Issuer, the exchange did not change RER's beneficial ownership of shares. The Received Units received by RER in the exchange transaction have the same rights to distributions, voting and exchange as other outstanding Units, provided, that as long as any of the Received Units are held by a "related party," as such term is defined in Section 312.03(b) of the Listed Company Manual of the New York Stock Exchange (a "Related Party"), the exchange rights will differ from the exchange rights of other outstanding Units in that, although the Issuer will retain the right to issue cash in lieu of its Stock under the circumstances provided for in the limited partnership agreement of the Operating Partnership, the Received Units will, by their terms, be exchangeable for two shares of the Company's Stock only if the shares of Stock to be delivered upon exchange of the Received Units are, at the time of the exchange, held by the Issuer as treasury shares. As part of the Exchange Transaction, the Issuer's Board of Trust Managers approved the retention of the Contributed Shares as treasury shares in order that this requirement be satisfied.

         In the Exchange Transaction, RER's disposition of the Contributed Shares to the Operating Partnership was exempt from Section 16(b) of the Exchange Act by Rule 16b-3(e); RER's acquisition of the Received Units from the Operating Partnership was exempt from Section 16(b) of the Exchange Act by Rule 16b-3(d).

Item 4. PURPOSE OF TRANSACTION.

         All material acquisitions by RER, directly or indirectly, of shares of Stock and Units are described in Item 3 of this Amendment No. 4. All of the shares of stock and Units acquired by RER, directly and indirectly through certain entities, including but not limited to OT, have been acquired for investment purposes.

         As described in the Issuer's periodic reports filed under the Act, the Issuer's Restated Declaration of Trust dated October 12, 2001 (the "Charter") provides generally that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended (the "Code"), more than 8.0% of the issued and outstanding shares of the Stock (the "Common Shares Ownership Limit") or more than 9.9% of any the issued and outstanding shares of any series of Preferred Stock, except that RER and certain related persons together may own up to 9.5% of the issued and outstanding shares of the Stock (the "Existing Holder Limit"). For purposes of calculating compliance with the Ownership Limit, "ownership" of shares of the Stock is determined by reference to applicable Code provisions for determining beneficial, constructive and attributed ownership, not by reference to Rule 13d-3 standards of "beneficial ownership."

         The combined effect of RER's purchases described in Item 3 and the Issuer's existing Stock repurchase program, which has reduced the number of outstanding shares of the Stock, was to increase RER's percentage ownership of the Stock toward the Existing Holder Limit cap, which had the effect of limiting additional purchases by both RER and the Issuer. Following discussions between RER and the Issuer, the Board of Trust Managers of the Issuer approved procedures for the exchange of Stock for Units by RER, and authorized a committee of the Board of Trust Managers of the Issuer composed solely of Non-Employee Directors (as defined in Rule 16b-3(b)), or any two members of that committee, to approve, in advance, each such contribution of Stock for Units by RER. The Exchange Transaction on October 15, 2002 was approved in advance by the committee.

         Depending on market conditions and other factors that he may deem material to his investment decision, RER may or may not, directly or indirectly, acquire shares of the Stock or Units in the open market or in private transactions and may or may not, directly or indirectly, dispose of shares of the Stock or Units in the open market or in private transactions.

         Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Because of (1) his direct ownership of 1,099,538 shares of the Stock,
(2) his status as settlor and sole trustee of the Trust, which is the record owner of 2,931,398 shares of the Stock, (3) his status as the sole controlling person of Rainwater, Inc., which is the record owner of 12,346 shares of the Stock, (4) his status as the indirect sole controlling person of OT, which is the record owner of 3,135,481 Units convertible into 6,270,962 shares of the Stock, (8) his direct ownership of 1,690,235 Units convertible into 3,380,470 shares of the Stock and (9) his status as the sole controlling person of Rainwater, Inc., which is the record owner of 24,753 Units convertible into 49,506 shares of the Stock, RER may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,744,220 shares of the Stock in the aggregate, which constitutes approximately 12.4% of the 110,438,636 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act (taking into account (a) the 103,787,698 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to RER and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transaction described in Item 3.)

         Because of its direct ownership of 3,135,481 Units convertible into 6,270,962 shares of the Stock, OT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,270,962 shares of the Stock, which constitutes approximately 5.7% of the 110,438,636 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act (taking into account (a) the 103,787,698 shares of Stock outstanding, as stated in the Issuer's most recent quarterly report on Form 10-Q, (b) the shares of Stock that may be issued to RER and entities beneficially owned by him in exchange for Units, and (c) the Exchange Transaction described in Item 3.)

         (b)

         RER has the sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the Stock reported herein.

         OT has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 6,270,962 of the shares of the Stock beneficially owned by it.

         (c) During the past sixty (60) days, the Reporting Persons effected the following transactions in the Stock:

         (i) On September 19, 2002, RER privately sold 300,000 shares of the Stock to his adult son at his investment cost of $16.26 per share.

         (ii) On October 15, 2002, RER effected the Exchange Transaction in a private transaction with the Issuer; more specifically, RER made a disposition of 3,050,000 shares of the Stock to the Operating Partnership in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(e) and in exchange he acquired from the Operating Partnership 1,525,000 Units in a transaction exempt from Section 16(b) pursuant to Rule 16b-3(d).

         (d) The Reporting Persons affirm that, except for the entities through which RER indirectly holds some of the shares of the Stock reported herein or as otherwise stated in this Item 5(e), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock beneficially owned by them. RER has no power as the trustee of the Trust to receive or to direct the receipt of dividends from, or the proceeds from sale of, the 2,931,398 shares owned by the Trust except in accordance with the terms of the Trust. RER is an income beneficiary of the Trust, with no beneficial interest in the corpus of the Trust, and therefore may have a pecuniary interest in the shares owned by the Trust.

         (e) Not applicable. (However, Rainwater, Inc., a Reporting Person on the Schedule 13D prior to this Amendment No. 4, shall no longer be considered a Reporting Person.)

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Second Amended and Restated Agreement of Limited Partnership, as amended, of the Operating Partnership (as the same may be amended from time to time, the "Agreement of Limited Partnership") provides that each limited partner of the Operating Partnership shall have the right, subject to the ownership limits described in Item 4 above, to exchange all or a portion of its Units in the Operating Partnership with the Issuer for cash or shares of Stock, or a combination thereof, at the Issuer's sole discretion. The Agreement of Limited Partnership contains certain customary restrictions on the transfer of Units.

         As described in the Prospectus, the Issuer, the Operating Partnership and certain shareholders of the Issuer are parties to a Registration Rights, Lock-Up and Pledge Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement (Registration No. 33-92548) under the Securities Act of 1933, as amended, relating to the shares of the Stock issuable under certain circumstances upon exchange of Units and to the offer and sale of such shares by affiliates (including RER) of the Issuer. RER also has certain demand and piggyback registration rights under the Registration Rights Agreement. Pursuant to RER's exercise of rights under the Registration Rights Agreement, all of the shares of the Stock of which RER acquired beneficial ownership on May 5, 1994, as described in Item 3 hereof, are covered by a currently-effective shelf registration statement filed under the Securities Act of 1933, as amended.

         The terms of the Exchange Transaction and the conditions for similar future transactions are described in Item 3.

         The general description set forth above of certain instruments, agreements and other documents is not, and does not purport to be, complete, and is qualified in its entirety by reference to the Exhibits hereto, which are incorporated herein by reference.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -       Pages 66, 67 and 69 of the Prospectus dated April
                           28, 1994, of Issuer (filed as Exhibit 1 to the
                           Schedule 13D Statement of Richard E. Rainwater dated
                           May 12, 1994 and incorporated by reference as an exhibit hereto)

         Exhibit 2 -       Form of Registration Rights, Lock-Up and Pledge
                           Agreement (filed as Exhibit 10.05 to the Issuer's
                           Registration Statement on Form S-11 (Registration No.
                           33-75188) and incorporated by reference as an exhibit hereto)

         Exhibit 3 -       Restated Declaration of Trust of Issuer, as amended
                           (filed as Exhibit 3.01 to the Issuer's Current Report on Form 8-K filed April 25, 2002 and incorporated by reference as an exhibit hereto)

         Exhibit 4 -       Second Amended and Restated Agreement of Limited
                           Partnership of Operating Partnership, dated as of November 1, 1997, as amended (filed as Exhibit 10.01 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated by reference as an exhibit hereto)

         Exhibit 5 -       Agreement pursuant to Rule 13d-1(k)(1)(iii)

         Exhibit 6 -       Power of Attorney authorizing Melissa T. Parrish to
                           sign on behalf of Reporting Persons

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: October 30, 2002

                                    REPORTING PERSONS:

                                    RICHARD E. RAINWATER


                                    /s/ Richard E. Rainwater, by Melissa
                                    Parrish, Attorney-in-Fact



                                    OFFICE TOWERS LLC

                                           By: Rainwater, Inc., its authorized
                                               member

                                                  By: /s/ Richard E. Rainwater,
                                                  by Melissa Parrish,
                                                  Attorney-in-Fact

                                 EXHIBIT INDEX

          EXHIBIT
          NUMBER                               DESCRIPTION
         ---------                             -----------
         Exhibit 1 -       Pages 66, 67 and 69 of the Prospectus dated April
                           28, 1994, of Issuer (filed as Exhibit 1 to the
                           Schedule 13D Statement of Richard E. Rainwater dated
                           May 12, 1994 and incorporated by reference as an
                           exhibit hereto)

         Exhibit 2 -       Form of Registration Rights, Lock-Up and Pledge
                           Agreement (filed as Exhibit 10.05 to the Issuer's
                           Registration Statement on Form S-11 (Registration No.
                           33-75188) and incorporated by reference as an exhibit
                           hereto)

         Exhibit 3 -       Restated Declaration of Trust of Issuer, as amended
                           (filed as Exhibit 3.01 to the Issuer's Current Report
                           on Form 8-K filed April 25, 2002 and incorporated by
                           reference as an exhibit hereto)

         Exhibit 4 -       Second Amended and Restated Agreement of Limited
                           Partnership of Operating Partnership, dated as of
                           November 1, 1997, as amended (filed as Exhibit 10.01
                           to the Issuer's Annual Report on Form 10-K for the
                           fiscal year ended December 31, 2001 and incorporated
                           by reference as an exhibit hereto)

         Exhibit 5 -       Agreement pursuant to Rule 13d-1(k)(1)(iii)

         Exhibit 6 -       Power of Attorney authorizing Melissa T. Parrish to
                           sign on behalf of Reporting Persons